UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name into English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Introduces Legato™ – A Powerful Linux-Based Platform for Embedded Application Development

Open-source embedded platform built on Linux provides a head start for M2M developers, with pre-integrated and validated components that provide connectivity to any cloud, any network, and any peripheral

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 23, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today introduced the Legato™ platform, an open source embedded platform built on Linux and designed to simplify the development of machine-to-machine (M2M) applications from the device to the cloud.

“We expect millions of devices to be connected over the next few years, but there are significant challenges to overcome to enable the Internet of Things,” said Philippe Guillemette, Chief Technology Officer for Sierra Wireless. “One of these challenges is the time and investment required to get a new M2M application from design to deployment and beyond. In building Legato, our aim is to provide a complete device-to-cloud solution for developers, along with tools, support, and a development community to help streamline these efforts and give embedded M2M projects a head start.”

The Legato embedded platform tightly integrates Wind River Linux, a commercial-grade Linux distribution with a rich set of capabilities based on the latest open source technologies, with an M2M application framework and feature-rich tools. It makes M2M application development quicker, easier, and more flexible by providing a tested and validated solution on an established, well-supported open source foundation with built-in connectivity, security, and management.

Developed from the Yocto Project open source development infrastructure, Wind River Linux uses the latest Linux kernel as its upstream source to ensure customers have commercially supported access to the newest advancements from the open source community. Wind River Linux and the board support package in Legato have been validated on AirPrime® WP and AR Series smart modules, and Wind River is committed to providing professional services to Legato customers, including customization, technical support and training.

“For organizations building applications and services for the Internet of Things, long-term stability and support for the solution are critically important considerations,” said Dinyar Dastoor, Vice President of Product Management at Wind River. “Working together with Wind River, Legato provides the support and flexibility they need, ensuring that the time and effort they invest in development are protected over the long-term. This preserves both the longevity of their deployments and interoperability with other systems and hardware over time. Drawing from a heritage of proven technologies and broad vertical market expertise, Wind River can help customers navigate new opportunities for IoT.”

Giving embedded M2M development a head start from the device to the cloud

Legato provides embedded M2M developers with a head start, significantly reducing the time and cost to build their solutions. It provides existing customizable components needed for M2M solutions across a wide range of target markets, including connected cars, smart meters, and industrial automation.

Ready to run – The application framework, Wind River Linux distribution, and development environment are already set up. For AirPrime WP and AR smart module customers, Legato comes pre-loaded on the module, allowing OEMs to begin developing immediately.

Ready to build – Legato allows developers to focus on the core applications that will add the most value to their own products, because it comes with common M2M features built in to save development time. The Linux base allows it to be easily ported to any external processor, meaning it can be used across a deployment with a mix of hardware solutions and re-used from one generation of hardware to the next. With multi-language support, OEMs can better leverage existing software and the skillsets of their development teams.

Ready to connect – Designed for connected products, Legato removes the complexity of wireless integration. Legato seamlessly connects to AirVantage® M2M Cloud and offers robust application protocol interfaces (APIs) that make it easy to connect to a multitude of peripheral devices, networks, and third-party cloud services over both wired and wireless hardware interfaces, with no connectivity expertise required.

With the AirVantage M2M Cloud, it becomes easy to securely deploy and update embedded applications over the air. AirVantage can also offer a critical strategic advantage – it allows OEMs, service providers, and their customers to configure and manipulate the data they collect from their connected assets, integrating it easily into their own back-end systems for business intelligence, even in real time when required.

See Legato in action at Embedded World 2014

Sierra Wireless is exhibiting at Embedded World 2014, to be held February 25 to 27 in Nuremberg, Germany. Show attendees are welcome to visit us in Hall 4, Stand 4-568. Legato-related demonstrations and presentations from Sierra Wireless, Wind River, and other partners will be running on a regular schedule throughout the duration of the show.

Availability and compatibility

Legato is in testing with select Sierra Wireless customers and developers. For more information or to request to be included in the beta program, please visit www.sierrawireless.com/legato.

Legato will be pre-integrated in all new smart modules from Sierra Wireless, starting with AirPrime WP and AirPrime AR Series modules shipping later this year.

To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“Legato,” “AirPrime,” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 24, 2014